

November 1, 2012

<u>Via E-mail</u>
Warren C. Jenson
Chief Financial Officer & Executive Vice President
Acxiom Corporation
601 E. Third Street
Little Rock, AK 72201

     Re: **Acxiom Corporation**
             Form 10-K for the fiscal year ended March 31, 2012
             Filed May 25, 2012
             File No. 000-13163

Dear Mr. Jenson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephen Krikorian

          Stephen Krikorian
          Accounting Branch Chief